Peak Closes Private Placement to Help Fund Acquisition of Jinxiaoer Platform

Montreal, Quebec--(Newsfile Corp. - February 5, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced that it has closed a non-brokered private placement financing consisting in the sale of 14,400,000 units at a price of CAD$0.04 per unit for gross proceeds of CAD$576,000 (the "Financing").

Each unit (a "Unit") sold as part of the Financing consists of one (1) common share and half (1/2) of one common share purchase warrant. Each whole common share purchase warrant entitles its holder to purchase one common share of Peak, at the price of CAD$0.10, for a twenty-four (24) month period following the closing date.

The securities issued pursuant to the Financing are subject to a hold period expiring four (4) months and one day from the date of closing.

The proceeds of the Financing will be used to help the Company meet its financial obligations related to its recent acquisition of the Jinxiaoer loan brokerage platform, and for working capital purposes.

Pursuant to Multilateral Instrument 61-101 respecting protection of minority security holders in special transactions ("MI 61-101"), the Financing constitutes a "related party transaction" as a director and officer of Peak (the "Related Party") subscribed to securities. In reviewing the applicable valuation requirements under MI 61-101, Peak has determined that the exemption set out in subsection 5.5 (a) of MI 61-101 is applicable since the aggregate consideration to be paid by the Related Party does not exceed 25% of the market capitalization of Peak at the date hereof. In addition, subsection 5.7(a) provides that a transaction meeting such criteria is also exempt from the minority shareholder approval requirement. The board of directors of Peak has unanimously approved the Financing. Peak has not filed a material change report 21 days prior to the closing of the Financing as participation of insiders had not been established at that time.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 231
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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